Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated June 10, 2019 to Prospectus dated May 5, 2017
Registration No. 333-216795

PRICING TERM SHEET

ARMADA HOFFLER PROPERTIES, INC.

   6.75% Series A Cumulative Redeemable Perpetual Preferred Stock
(Liquidation Preference $25.00 per share)

 June 11, 2019

Issuer:	Armada Hoffler Properties, Inc.

Security:	6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”)

Number of Shares:	2,200,000 shares (2,530,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Public Offering Price:	$25.00 per share

Underwriting Discounts:	$0.7875 per share; $1,732,500 total (not including the underwriters’ option to purchase additional shares)

Net Proceeds (before expenses)	$53,267,500 (or $61,257,625 if the underwriters’ option to purchase additional shares is exercised in full)

Maturity Date:
Perpetual (unless redeemed by the Issuer on or after June 18, 2024 or pursuant to its special optional redemption right, or in certain limited circumstances to preserve its status as a real estate investment trust, or converted by a holder in connection with a change of control described below under “Change of Control”)

Trade Date:	June 11, 2019

Settlement Date:
June 18, 2019 (T + 5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade shares of the Series A Preferred Stock prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the shares of Series A Preferred Stock initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.  Purchasers of the shares of Series A Preferred Stock who wish to trade the shares of Series A Preferred Stock during such period should consult their advisors.

Liquidation Preference:	$25.00, plus accrued and unpaid dividends

Dividend Rate:	6.75% per annum of the $25.00 per share liquidation preference (equivalent to $1.6875 per annum per share), accruing from June 18, 2019

Dividend Payments:
The 15th day of January, April, July and October of each year (or if not a business day, on the immediately preceding business day) to holders of record as of the close of business on the first day of January, April, July and October of each year (or if not a business day, on the next succeeding business day). The first dividend on the Series A Preferred Stock will be paid on October 15, 2019 and will be a pro rata dividend from, and including, the original issue date to and including October 14, 2019 in the amount of $0.54844 per share.

Optional Redemption:
The Issuer may not redeem the Series A Preferred Stock prior to June 18, 2024, except in limited circumstances to preserve its status as a real estate investment trust and pursuant to the special optional redemption provision described below under “Special Optional Redemption.” On and after June 18, 2024, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends up to but excluding the redemption date (subject to the special optional redemption right described below).

Special Optional Redemption:
Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date (as defined below), the Issuer exercises any of its redemption rights relating to the Series A Preferred Stock (whether the optional redemption right or the special optional redemption right), the holders of Series A Preferred Stock will not have the conversion rights described below.

Change of Control:	A “Change of Control” is when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

●
the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

●
following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

Conversion Rights:
Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right, unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series A Preferred Stock, to convert some or all of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock to be converted equal to the lesser of:

●
the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid distributions to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock distribution payment and prior to the corresponding Series A Preferred Stock distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Stock Price; and

●	2.97796 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration, as described in the preliminary prospectus supplement.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common stock), subdivisions or combinations with respect to the Issuer’s common stock as described in the preliminary prospectus supplement.

Upon such a conversion, the holders will be limited to a maximum number of shares of the Issuer’s common stock equal to the Share Cap multiplied by the number of shares of Series A Preferred Stock converted. If the Common Stock Price is less than $8.395 (which is approximately 50% of the per-share closing sale price of the Issuer’s common stock reported on the NYSE on June 10, 2019), subject to adjustment, the holders will receive a maximum of 2.97796 shares of the Issuer’s common stock per share of Series A Preferred Stock, which may result in the holders receiving a value that is less than the liquidation preference of the Series A Preferred Stock.

The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series A Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

CUSIP/ISIN:	04208T 207 / US04208T2078

Joint Book-Running Managers:	Jefferies LLC Stifel, Nicolaus & Company, Incorporated

Listing:
The Issuer intends to file an application to list the Series A Preferred Stock on the NYSE under the symbol “AHHPrA.” If the application is approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within 30 days after the initial delivery of the Series A Preferred Stock.

The issuer has filed a registration statement (including a prospectus dated May 5, 2017) and a preliminary prospectus supplement dated June 10, 2019 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Jefferies LLC toll-free at (877) 547-6340 or Stifel, Nicolaus & Company, Incorporated toll-free at (855) 300-7136.